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SEC Mail Processing
FEB 28 2019
Washington, DC

SEC FILE NUMBER
8-66163

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AOS, Inc. dba TradingBlock and MoneyBlock

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

311 South Wacker Drive, Suite 650
(No. and Street)

CHICAGO	IL	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Wallace — 312-253-0411
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Linda C. Rapacz CPA, P.C.
(Name – *if individual, state last, first, middle name*)

13844 S. Maple Ave.	Orland Park	Illinois	60462
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Wallace, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AOS, Inc. dba TradingBlock and MoneyBlock, as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

AMANDA RUBIN
Official Seal
Notary Public – State of Illinois
My Commission Expires May 1, 2021

Amanda Rubin

Notary Public

Signature

CFO

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

LINDA C. RAPACZ CPA
A Professional Corporation
13844 SOUTH MAPLE AVENUE
ORLAND PARK, ILLINOIS 60462-1628
(708) 403-1999 Fax (708) 403-1428
LRapacz@msn.com

American Institute of Certified Public Accountants | Illinois CPA Society | Public Company Accounting Oversight Board

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
of AOS, Inc.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of AOS, Inc. as of December 31, 2018, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of AOS, Inc. as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of AOS, Inc.'s management. Our responsibility is to express an opinion on AOS, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to AOS, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as AOS, Inc.'s auditor since 2017.

Linda C. Rapacz CPA, P.C.
Orland Park, Illinois
February 27, 2019

AOS, Inc.
Statement of Financial Condition
As of December 31, 2018

Assets	
Cash	$ 1,417,951
Cash Deposit with Clearing Organization	594,811
Receivables from Clearing Organization	502,059
Commissions & Exchange Rebates Receivable	574,679
Prepaid Expenses	49,719
Total Assets	**$ 3,139,218**
Liabilities and Shareholder's Equity	
Liabilities	
Commissions Payable	$ 305,061
Accounts Payable	703,443
Deferred Expenses	1,561,918
Total Liabilities	2,570,421
Shareholder's Equity	
Common stock, $0.01 par value per share	20
100,000 shares Authorized, 2,000 Shares Issued and Outstanding	
Paid-in-Capital	3,803,554
Retained Earnings	(3,234,777)
Total Shareholder's Equity	568,797
Total Liabilities and Shareholder's Equity	**$ 3,139,218**

See accompanying notes to financial statements.

1. Nature of operations and summary of significant accounting policies

Nature of Operations

AOS, Inc. (the "Company"), is a broker-dealer, registered with the Financial Industry Regulatory Authority ("FINRA"), and licensed by the Securities and Exchange Commission ("SEC"). The Company was wholly-owned by Trading Block Holdings, Inc (the former "Parent Company") from January 1 to October 31, 2018. Since November 1, 2018, the company has been wholly-owned by Cambria Holdings, Inc. The Company does business as "TradingBlock" and "MoneyBlock".

The Company, as a broker-dealer, is engaged in various securities trading and brokerage activities and does not carry margin accounts, promptly transmits all customer funds and delivers all securities received in connection with the Company's activities as a broker-dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers. The trading and brokerage activities are provided through the Company's fully-disclosed correspondent relationship with APEX Clearing Corporation. The Company is also registered as an Independent Introducing Broker ("IB") with the Commodity Futures Trading Commission and is a member of the National Futures Association. The Company is also a state-registered investment advisor.

Revenue Recognition

Commission Revenue earned on customer security transactions and Exchange Rebate Revenue is accounted for on a trade-date basis. Reimbursable Exchange, Execution and Platform Fees are charged to customers to reimburse the Company for Exchange, Execution and Platform Costs; these are also recognized on a trade-date basis.

Revenue is also received from investment companies for commissions and fees on mutual funds, variable annuities and trailing commissions related to these financial instruments. These revenues are recognized in the period earned.

In May 2014, FASB issued ASU 2014-09, Revenue from Contracts with Customers: Topic 606 ("Topic 606"). Topic 606 requires new disclosures, including descriptions of performance obligations. The Company adopted the provision of this guidance on January 1, 2018 using the modified retrospective approach. The Company has performed an assessment of its revenue contacts and has not identified any material changes to the timing or amount of its revenue recognition under Topic 606. The Company's accounting policies did not materially change as a result of applying the principles of revenue recognition from Topic 606 and are materially consistent with the existing guidance and current practices applied by the Company. There was no impact to retained earnings as of January 1, 2018, or to revenue for the twelve months ended December 31, 2018 after adopting Topic 606 as revenue recognition and timing of revenue did not change as a result of implementing Topic 606.

Cash Equivalents

The Company considers its demand deposits and money market accounts with an original maturity of three months or less to be cash equivalents. Cash deposits with clearing organizations are included as a cash equivalent item.

Deferred Expenses and Deferred Rent Policy

The Company has accrued $1,561,918 in deferred expenses, primarily technology development costs and contingent legal expenses, as well as a modest share for regulatory expenses.

The Company records rent expense on the straight-line method over the term of the lease. The difference between cash and expense recorded is deferred rent. As of December 31, 2018, the Company has accrued $80,938 in deferred rent.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

2. Net capital requirement

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $250,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. As of December 31, 2018, the Company's net capital was $519,078 which exceeded the requirement by approximately $269,078.

3. Lease commitments

The Company has a non-cancelable operating lease for office space that expires in November 2021. The future minimum annual commitments under the lease are as follows:

Year	
2019	$145,201
2020	$149,557
2021	$140,855
Total	**$435,613**

Rent expense for the year ended December 31, 2018 was $ 140,900.

4. Concentration of credit risk

In the normal course of business, the Company maintains its cash balances in financial institutions, which at times may exceed federally insured limits. The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf. Management monitors the financial condition of such financial institutions and does not anticipate any losses from these counterparties.

The Company does not hold customer-segregated cash, securities or futures positions, or securities balances. Customer accounts are introduced to a self-clearing securities broker-dealer or a futures commission merchant ("FCM") that carries the respective customers' accounts and processes their securities or futures transactions on a "fully disclosed" basis. In conjunction with this arrangement, the Company may become contingently liable for any unsecured debit balances in the customer accounts introduced by the Company. Customer activities may expose the Company to off-balance-sheet credit risk in the event the introduced customer is unable to fulfill its contracted obligations to the clearing broker-dealer or FCM to whom it was introduced. The Company seeks to control such credit risks by monitoring its exposure to the risk of loss daily, on an account-by-account basis.

5. Income taxes

The Company files a consolidated return with its Parent Company. The difference between the consolidated income tax expense and the Company's income tax expense is not significant. The Company's deferred tax assets and liabilities result mainly from timing differences related to the expensing of software development costs and net operating loss carryforwards. The effective tax rate was 0% due to the valuation allowance on the deferred tax asset.

The Company has available unused federal operating loss carryforwards and unused Illinois operating loss carryforwards that may be applied against future taxable income. The Company had available at December 31, 2018, approximately $4,100,000 of unused federal operating loss carryforwards and approximately $4,100,000 of unused Illinois operating loss carryforwards that may be applied against future taxable income. The federal loss carryforwards expire in 2028 through 2036, and the Illinois loss carryforwards expire in 2020 through 2028.

The Company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant taxing authority. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces ending shareholder's capital.

The Parent's income tax returns are subject to examination by the appropriate tax jurisdictions.

6. Subsequent Events

These financial statements were approved by management and available for issuance on February 27, 2019. Subsequent events have been evaluated through this date. There were not subsequent events requiring disclosures and or adjustments.